Freedom Petroleum Inc.

                      6025 South Quebec Street, Suite 100,
                              Centennial, CO, 80111


November 19, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010
USA

Attention: Roger Schwall, Assistant Director

Re: Freedom Petroleum Inc. (the "Company")
    Registration Statement on Form S-1
    Filed September 24, 2012
    File No. 333-184061

We refer to your letter of October 25, 2012 addressed to the Company with your comments on the Company's Registration Statement on Form S-1 filed September 24, 2012. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1. Neither our company, not anyone authorized by our company, provided any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Additionally we are not aware of any research reports about our company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act by any broker or dealer. We do not expect any broker dealers to participate in our offering.

2. If we are able to sell 75% of the securities offered in our registration statement, then we will have sufficient funds to undertake our exploration program. Since our exploration program is of utmost importance, we will ensure that we limit our expenses on G&A items in order to be able to complete it. If we are not able to sell 75% of the securities being offered we will either spend the funds on trying to raise additional capital or retain the funds as needed.

3. We have revised the disclosure typo to specify that we will require approximately an additional $200,000 to cover our anticipated expenses for the next 12 months. We have also added disclosure on expenses needed aside from exploration expenses.

4. There was a miscalculation of the per share book value. For the net tangible book value, we took the company's total assets ($39,230) minus the company's total liabilities ($20,474) and divided this total ($18,756) by all of the issued and outstanding shares (27,000,000). The correct number is $0.00069 per share. The dilution table has been updated.

                             Freedom Petroleum Inc.

                      6025 South Quebec Street, Suite 100,
                              Centennial, CO, 80111


5.   We have added additional disclosure in this section to address the comment.

6. We plan to acquire new properties as we develop our current lease. In order to acquire new properties we will have to spend more capital for the acquisition or due diligence. We believe we can acquire two more parcels from our current property vendor, but cannot give our investors any assurance of that as we do not have a definitive agreement in place. We set the expected expense at $30,000 as we believe that that is what the parcels would cost, or alternatively, what due diligence on new properties would cost.

7.   We have provided the biographical on Ms. Bijedic.

8. Our counsel has included an amended opinion to comply with the commission's comment.

                                        FREEDOM PETROLEUM INC.


                                        Per: /s/ Thomas Hynes
                                            --------------------------------
                                            Thomas Hynes
                                            President and Director